Exhibit 18.1

PREFERABILITY LETTER OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 12, 2013

Bel Fuse Inc.
206 Van Vorst Street
Jersey City, NJ 07302

Dear Sirs/Madams:

We have audited the consolidated financial statements of Bel Fuse Inc. and subsidiaries as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 12, 2013, which expresses an unqualified opinion.  Note 1 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 2012 of the change in the date of the annual goodwill impairment test from December 31 to October 1.  In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

    New York, New York